September 17, 2018

Deutsche Bank Securities Inc.

60 Wall Street, 2nd Floor

New York, New York 10005

United States

Morgan Stanley & Co. International plc

25 Cabot Square

Canary Wharf

London E14 4QA

United Kingdom

as representatives of the several underwriters

VIA EDGAR

Mr. Michael Clampitt

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             X Financial (CIK No. 0001725033)

Registration Statement on Form F-1, as amended (File No. 333- 227065)

Registration Statement on Form 8-A (File No. 001-38652)

Dear Mr. Clampitt:

We hereby join X Financial (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on September 18, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 722 copies of the Company’s preliminary prospectus dated September 12, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels

Name:	Francis Windels

Title:	Managing Director

By:	/s/ Stephen Lambrix

Name:	Stephen Lambrix

Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Daniel Wetstein

Name:	Daniel Wetstein

Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]